UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Aventis

(Name of Subject Company (Issuer))

Sanofi-Synthelabo

(Name of Filing Person (Offeror))

Ordinary Shares,
nominal value €3.82 per Ordinary Share
(Title of Class of Securities)

ISIN No. FR0000130460

(CUSIP Number of Class of Securities)

American Depositary Shares
(each representing one Ordinary Share)

(Title of Class of Securities)

053561106

(CUSIP Number of Class of Securities)

John Spinnato
General Counsel, Vice President and Secretary
Sanofi-Synthelabo Inc.
90 Park Avenue
New York, NY 10016
Tel : (212) 551-4000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)

Copies to:

Laurent Cohen-Tanugi	David A. Katz, Esq.
Senior Vice President and General Counsel	Wachtell, Lipton, Rosen & Katz
Sanofi-Synthelabo 174 avenue de France 75013 Paris, France	51 West 52 nd Street New York, New York 10019 (212) 403-1000
Tel : + 33 1 53 77 40 00

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:
☒	Third party tender offer subject to Rule 14d-1
☐	Issuer tender offer subject to Rule 13e-4
☐	Going private transaction subject to Rule 13e-3
☐	Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     Sanofi-Synthelabo, a French société anonyme, amends and supplements its Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”), filed initially with the United States Securities and Exchange Commission on April 12, 2004 in connection with Sanofi-Synthelabo’s offer to acquire (1) all ordinary shares, nominal value €3.82 per share, of Aventis, a French société anonyme, that are held by holders who are located in the United States and (2) all American Depositary Shares of Aventis (each an “Aventis ADS”, and each Aventis ADS representing one Aventis ordinary share), held by holders wherever located, pursuant to the terms and subject to the conditions set forth in the Prospectus, dated April 9, 2004 (the “Prospectus”), and the related ADS Letter of Transmittal and Form of Acceptance (collectively, and as amended and supplemented hereby, the “U.S. Offer”). This amendment constitutes Amendment No. 2 to the Schedule TO. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO.

     On April 26, 2004, Sanofi-Synthelabo issued a press release announcing that, following an agreement reached between Sanofi-Synthelabo and Aventis, Sanofi-Synthelabo was making an improved offer for Aventis. The press release is attached hereto as exhibit (a)(5)(vii) and incorporated herein by reference. The improved offer was unanimously approved by the board of directors of Sanofi-Synthelabo on April 24, 2004 and is fully supported by Total and L’Oreal, Sanofi-Synthelabo’s two principal shareholders, who, in view of the agreement, will approve the corresponding increase in share capital. The improved offer was approved on April 25, 2004 by the Management Board and by the Supervisory Board of Aventis, which recommends that Aventis shareholders tender their shares into Sanofi-Synthelabo’s offer. The terms of the improved offer and the other terms and conditions are set forth below. As promptly as practicable, Sanofi-Synthelabo intends to file a prospectus supplement setting forth the terms of the revised offers and to distribute that prospectus supplement/offer to exchange to Aventis shareholders.

Item 4.	Terms of the Transaction

The disclosure set forth in Item 5 is incorporated herein by reference

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Item 5 is amended and supplemented to add the following disclosure:

     The following is a summary of the Agreement, dated April 25, 2004, between Sanofi-Synthelabo and Aventis, which is attached hereto as exhibit (d)(1).

     Revised Offers. Sanofi-Synthelabo agreed to announce that the consideration to be paid pursuant to the French offer, the German offer and the U.S. offer will be increased to (a) 0.8333 of a newly issued Sanofi-Synthelabo ordinary share and €20 in cash, without interest, for each Aventis ordinary share tendered (or 5 newly issued Sanofi-Synthelabo ordinary shares and €120 in cash, without interest, for every 6 Aventis ordinary shares tendered) and (b) 1.6667 newly issued Sanofi-Synthelabo ADSs and €20 in cash, without interest, for each Aventis ADS. The revised offers will continue to have the same mix and match election features as the initial offers adjusted appropriately for the increased consideration, with the overall stock portion representing 71%, and the overall cash portion representing 29%, of the aggregate consideration. The all stock election will offer 1.1739 newly issued Sanofi-Synthelabo ordinary shares for each Aventis ordinary share tendered, and the all cash election will offer €68.93 in cash, without interest, for each Aventis ordinary share tendered. Sanofi-Synthelabo also agreed (i) not to decrease the minimum tender condition in the revised offers or in any subsequent recommended offer, (ii) not to include an antitrust condition in the revised offers and (iii) to file the necessary documentation for the revised offers with the appropriate regulatory authorities as promptly as practicable.

     Aventis Supervisory Board Recommendation. As a condition precedent to the revised offers, the Aventis Supervisory Board has determined that the revised offers were in the interests of Aventis, its shareholders and its employees and has recommended that all holders of Aventis securities tender those securities in the revised offers. Aventis shall issue a press release announcing its recommendation and stating that a majority of the members of the Aventis Supervisory Board have agreed to tender all their Aventis securities in the revised offers. The Aventis press release shall also state that the Aventis Supervisory Board has agreed to reschedule the Aventis Annual General Meeting in the manner set forth below. Aventis has agreed to file the necessary documentation for the Aventis Supervisory Board’s recommendation of the revised offers with the appropriate regulatory authorities as promptly as practicable.

     Company Name. Subject to the approval of Sanofi-Synthelabo shareholders at a duly called general meeting (which Sanofi-Synthelabo shall use all reasonable efforts to call and which shall in any event take place prior to the completion of the revised offers), Sanofi-Synthelabo shall change its name to “Sanofi-Aventis” effective immediately following the completion of the revised offers. The worldwide working languages of the combined entity after the completion of the revised offers shall be French and English.

     Board of Directors; Committees; Governance. After the successful completion of the revised offers, the Sanofi-Synthelabo board of directors (conseil d’administration) shall be composed of 17 persons, including Mr. Dehecq, as chairman and chief executive officer, 8 directors selected by the Aventis Supervisory Board (“Aventis Directors”), and 8 directors selected by the Sanofi-Synthelabo board of directors (“Sanofi-Synthelabo Directors”). The vice chairman of the board shall be a German Aventis Director. The Sanofi-Synthelabo board of directors shall include employee representatives as non-voting members. Immediately following the successful completion of the revised offers and subject to the approval of Sanofi-Synthelabo shareholders at a duly called general meeting (which Sanofi-Synthelabo shall use all reasonable efforts to call and which shall in any event take place prior to the completion of the revised offers), Sanofi-Synthelabo shall provide for the tenure of members of the board of directors to be four years. After the successful completion of the revised offers, and subject to the requirements of applicable law and stock exchanges, and with the aim to comply with best corporate governance practices, the Audit, Remuneration and Nominating and Scientific Committees of the Sanofi-Synthelabo board of directors shall be composed of an equal number of Aventis Directors and Sanofi-Synthelabo Directors. In addition, Sanofi-Synthelabo shall form a Strategic Committee that shall consist of an equal number of Aventis Directors and Sanofi-Synthelabo Directors. Sanofi-Synthelabo Directors will be president of two of the foregoing committees and Aventis Directors will be president of the other two foregoing committees.

     Integration Committee. An Integration Committee, chaired by Mr. Dehecq shall be established as soon as practicable to oversee the integration of the two companies’ operations. The selection of managers of the combined company shall be based upon criteria to discern the “best of the best” for the conduct of the ongoing operations of the combined enterprise.

     Management Committee. A Management Committee (Comité de Direction) shall be formed, chaired by Mr. Dehecq and composed initially of equal numbers of Sanofi-Synthelabo and Aventis executives. The Management Committee shall include the key officers and managers from the combined enterprise.

     Termination Packages; Severance Policies. For 18 months following successful completion of the revised offers, Sanofi-Synthelabo will permit the Aventis employees who are members of the Aventis Management Board or the Aventis Operations Management Committee (a total of 12 people, not including Mr. Igor Landau) and whose employment is terminated (including if they decide to leave for professional dissatisfaction, but excluding termination for wilful misconduct) to receive the compensation specified in their existing written termination packages, and Sanofi-Synthelabo shall not contest the termination packages. Aventis represents that, to its best knowledge, such termination packages have been approved in accordance with applicable law. For 12 months following expiration of the revised offers, Sanofi-Synthelabo shall maintain Aventis’s existing severance policies.

     Stock Option Liquidity Contracts. Sanofi-Synthelabo shall treat Aventis stock options in general in a manner that preserves their economic value for their holders and enables the holders not to be affected by the revised offers and to benefit from their terms once the stock options become exercisable, without undue cost to the holders, Sanofi-Synthelabo or Aventis.

     Statements by Sanofi-Synthelabo Shareholders. Total and L’Oréal have confirmed the following statements: “Total confirms that its strategy to divest over the medium term is unchanged and that there is no urgency to divest” and “L’Oreal is going to maintain its shareholding in the combined company.” Sanofi-Synthelabo has been advised by Total and L’Oreal that, subject to the Agreement, they will vote in favor of the required share increase for Sanofi-Synthelabo and in favor of the other matters provided by the Agreement that require the approval of Sanofi-Synthelabo’s shareholders.

     Plavix ® Disclosure. Sanofi-Synthelabo represents to Aventis that the disclosure in its Registration Statement on Form F-4 (including documents incorporated therein by reference) regarding the Plavix ® litigation is true and correct in all material respects and in general is not materially misleading.

     Warrants for German Aventis Employees. If requested by Aventis, Sanofi-Synthelabo shall undertake as part of the revised offers to acquire the German BSAs (as defined below) for reasonable and equitable consideration in view of the terms of the German BSAs and the terms of the revised offers.

     Franco-German Heritage; Frankfurt Operations. Sanofi-Synthelabo recognizes and affirms the importance of Aventis’s Franco-German heritage, which will provide a stronger and wider European presence while expanding the international breadth of the combined enterprise in the United States, Japan and other Asian markets. The board of directors of the combined company will include German representation.
Sanofi-Synthelabo considers the Aventis factory and research facilities located in Frankfurt Germany to be key assets and will maintain these operations and facilities for the foreseeable future.

     Conduct of Business. Pending the completion of the revised offers, Sanofi-Synthelabo and Aventis shall in general conduct their businesses in the ordinary and usual course and shall generally preserve intact the value of their businesses, provided that Sanofi-Synthelabo shall be permitted to negotiate and execute agreements for the disposal of assets in order to obtain regulatory approvals required in connection with the revised offers.

     Cooperation. In general, each of Sanofi-Synthelabo and Aventis shall use their respective reasonable efforts to consummate the transaction contemplated by the Agreement, including but not limited to cooperation in the preparation and filing of the documents relating to the revised offers and any required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     No Solicitation. In general, and except to the extent required by the AMF, Aventis shall not solicit, initiate or encourage or in any way seek to engage in any other business combination transaction. In the event that any third party files an offer, or makes an approach or publicly discloses its interest in acquiring Aventis, in accordance with applicable law, Aventis and Sanofi-Synthelabo shall cooperate to determine the best conduct and most appropriate response.

     Withdrawal of Litigation. Aventis shall withdraw with prejudice all litigation pending against the AMF and/or Sanofi-Synthelabo in connection with the offers and agrees not to contest the AMF’s decision of April 23, 2004 regarding the Plavix ® warrants.

     Certain Proposed Resolutions. Aventis agrees to cancel its Annual General Meeting and shall reschedule that meeting on the agenda previously published, except that the agenda shall exclude any resolution relating to the Plavix ® warrants or to the limitation of voting rights. The Aventis Supervisory Board agrees to recommend that shareholders vote against any similar resolution or any other resolution that may negatively impact the consummation of the revised offers.

     Press Releases. Sanofi-Synthelabo and Aventis shall use all reasonable efforts to consult with each other prior to issuing any press release in connection with the revised offers.

     On April 25, 2004, Sanofi-Synthelabo, represented by Mr. Jean-François Dehecq, and Mr. Igor Landau entered into a letter agreement confirming Mr. Landau’s existing and previously publicly disclosed severance benefits and other employment-related benefits. The letter agreement is attached hereto as exhibit (d)(2) and incorporated herein by reference.

Item 12. Exhibits

     Item 12 is amended and supplemented to include the following exhibits:

(a)(5)(vii)	Press release announcing improved friendly offer, dated April 26, 2004 (incorporated herein by reference to Sanofi-Synthelabo’s Form 6-K furnished to the SEC on April 26, 2004)

(a)(5)(viii)	Presentation given by Mr. Jean-François Dehecq in Paris, France at an Information Meeting announcing the improved friendly offer (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 26, 2004)

(d)(1)	Agreement, dated April 25, 2004, between Sanofi-Synthelabo and Aventis*

(d)(2)	Letter from Mr. Jean-François Dehecq to Mr. Igor Landau confirming certain severance and other employment-related benefits of Mr. Landau.*

*Filed herewith

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SANOFI-SYNTHELABO
April 26, 2004	By:	/s/ Jean-Claude Leroy
		Name:	Jean-Claude Leroy
		Title:	Senior Vice President — Strategy

Exhibit Index

Exhibit
Number	Description
(a)(1)(i)	ADS Letter of Transmittal (Aventis ADSs)*
(a)(1)(ii)	Notice of Guaranteed Delivery (Aventis ADSs)*
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Aventis ADSs)*
(a)(1)(iv)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis ADSs)*
(a)(1)(v)	Guidelines for Certification of Taxpayer Indemnification Number on Substitute Form W-9*
(a)(1)(vi)	Form of Acceptance for Aventis Ordinary Shares*
(a)(1)(vii)	Technical Notice to French Financial Intermediaries and U.S. Custodians (Aventis Ordinary Shares)*
(a)(1)(viii)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis Ordinary Shares)*
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Prospectus, dated April 9, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 424(b)(5) on April 12, 2004 (File No. 333-112314))
(a)(5)(i)	Press release announcing the offer for Aventis, dated January 26, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on January 26, 2004)
(a)(5)(ii)	Press release announcing commencement of U.S. offer, dated April 12, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 12, 2004)
(a)(5)(iii)	Text of newspaper advertisement dated April 12, 2004 and published in the Wall Street Journal*
(a)(5)(iv)	Press release announcing the entry into an agreement with GlaxoSmithKline regarding the divestiture of
Arixtra ® , Fraxiparine ® and related assets, dated April 13, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 13, 2004)
(a)(5)(v)	Press release announcing the decision of Board of Directors of Sanofi-Synthelabo to distribute an interim dividend, dated April 15, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 15, 2004)
(a)(5)(vi)	Complaint of Aventis, dated April 19, 2004, filed in the United States District Court for the District of New Jersey**
(a)(5)(vii)	Press release announcing improved friendly offer, dated April 26, 2004 (incorporated herein by reference to Sanofi-Synthelabo’s Form 6-K furnished to the SEC on April 26, 2004)
(a)(5)(viii)	Presentation given by Mr. Jean-François Dehecq in Paris, France at an Information Meeting announcing the improved friendly offer (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 26, 2004)
(b)(1)	Credit Facility Agreement, dated 25 January 2004 (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed by Sanofi-Synthelabo (File No. 333-112314))
(d)(1)	Agreement, dated April 25, 2004, between Sanofi-Synthelabo and Aventis
(d)(2)	Letter from Mr. Jean-François Dehecq to Mr. Igor Landau confirming certain severance and other employment-related benefits of Mr. Landau
(g)	None
(h)(1)	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain United States federal income tax matters (incorporated herein by reference to Exhibit 8.1 to the Registration Statement on Form F-4

Exhibit
Number	Description
(h)(2)	filed by Sanofi-Synthelabo (File No. 333-112314))
Opinion of Linklaters regarding certain French tax matters (incorporated herein by reference to Exhibit 8.2 to the Registration Statement on Form F-4 filed by Sanofi-Synthelabo (File No. 333-112314))

*	Previously filed on Schedule TO dated April 12, 2004.

**	Previously filed on Amendment No. 1 to the Schedule TO dated April 20, 2004.